SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         FROST HANNA CAPITAL GROUP, INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    359250107
                                 (Cusip Number)

RICHARD C. PFENNIGER,JR., 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137 (305)575-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 16, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial report on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 359250-10-7              13D              PAGE 2 OF  11 PAGES
----------------------                        ---------------------------------

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1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PHILLIP FROST, M.D.

          SS# ###-##-####
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2         Check the appropriate Box if a Member of a Group             (a) |X|
                                                                       (b) | |
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               | |
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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NUMBER OF                   7        SOLE VOTING POWER
SHARES                                      0
BENEFI-                     ---------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                                     158,666
EACH                        ---------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                                       0
WITH                        ---------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                             158,666
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          158,666
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
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
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CUSIP NO. 359250-10-7              13D                      PAGE 3 OF 11 PAGES
----------------------                                -------------------------
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1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FROST-NEVADA, LIMITED PARTNERSHIP

          IRS I.D. #59-2749083
-------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group             (a) |X|
                                                                       (b) | |
-------------------------------------------------------------------------------
3         SEC USE ONLY
-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               | |
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA
-------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                                        0
BENEFI-                     ---------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                                      158,666
EACH                        ---------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                                        0
WITH                        ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                              158,666
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          158,666
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
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

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CUSIP NO. 359250-10-7              13D                      PAGE 4 OF 11 PAGES
-----------------------                                   ---------------------

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1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FROST-NEVADA CORPORATION

          IRS I.D. #59-2749057
-------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group             (a) |X|
                                                                       (b) | |
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                | |
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA
-------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                                        0
BENEFI-                     ---------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                                      158,666
EACH
REPORTING                   ---------------------------------------------------
PERSON                      9        SOLE DISPOSITIVE POWER
WITH                                          0
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                              158,666
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          158,666
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           | |
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
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

Item 1.  SECURITY AND ISSUER.

         This filing by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"), relates to the Common Stock, $.0001 par value per share (the "Shares"), of Frost Hanna Capital Group (the "Issuer"). The principal executive offices of the Issuer are located at 327 Plaza Real, Suite 319, Boca Raton, Florida 33432. Information regarding each of the Reporting Persons is set forth below.

Item 2. IDENTITY AND BACKGROUND.

         Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

         The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

         Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder and an officer and a director of Frost-Nevada Corporation. Neil Flanzraich is a director and an officer of Frost-Nevada Corporation. Neil Flanzraich's present principal occupation is as an attorney with the law firm of Heller, Ehrman, White & McAuliffe. Mr. Flanzraich's principal business address is 525 University Avenue, Palo Alto, California 94301-1900.

         To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Flanzraich has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Flanzraich is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of Shares of the Issuer purchased by the Reporting Persons and reported in this filing, including the payment of commissions, was $402,000. The source of funds used in making these purchases was the personal funds of Dr. Frost and the working capital of the Partnership. No portion of the consideration used by the Reporting Persons in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

Item 4.  PURPOSE OF TRANSACTION

         The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to the availability of Shares at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date of this filing, the Reporting Persons beneficially owned the following shares:

                            AMOUNT OF SHARES               PERCENTAGE
         NAME             BENEFICIALLY OWNED               OF CLASS*
         ----             -------------------              ---------
Phillip Frost, M.D.                  158,666**                6.0%

Frost-Nevada Corporation             158,666**                6.0%

Frost-Nevada, Limited                158,666**                6.0%
Partnership
----------------------------
* Based on 2,657,202 Shares outstanding on October 16, 1997, as reported verbally by American Stock Transfer & Trust Company, the transfer agent and registrar for the Shares.

** These Shares are owned of record by one or more of the Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder and an officer and a director of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of the Reporting Persons. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each Reporting Person will be deemed to be the beneficial owner of Shares held by any other Reporting Person.

         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder and an officer and a director of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

         Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement.

         2. Description of transactions in the Issuer's Shares by the Reporting Persons during the past sixty days.

         3. Power of Attorney granted to Phillip Frost, M.D. by Neil
Flanzraich.*

         4. Second Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d- 1(f)(1)(iii) of the Securities and Exchange Commission.*
----------------------------
*        Previously filed with the Securities and Exchange Commission.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                                       /S/ PHILLIP FROST, M.D.
                                                       -----------------------
Date: December 8, 1997                                     Phillip Frost, M.D.


                                                       FROST-NEVADA, LIMITED
                                                       PARTNERSHIP
                                                       *
                                                       ------------------------
Date: December 8, 1997                                 Neil Flanzraich
                                                       President of Frost-
                                                       Nevada Corporation,
                                                       General Partner

                                                       FROST-NEVADA CORPORATION
                                                       *
                                                       ------------------------
Date: December 8, 1997                                 Neil Flanzraich
                                                       President

* By: /s/ PHILLIP FROST, M.D.
      -----------------------
          Phillip Frost, M.D.
          (Attorney-in-fact pursuant
           to Power of Attorney)

                                 EXHIBIT INDEX

Exhibit
-------


1         Joint Filing Agreement

2 Description of transactions in the Issuer's Shares by the Reporting Persons during the past sixty days